UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AerSale Corporation

(formerly known as Monocle Acquisition Corporation)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00810F106

(CUSIP Number)

Mitchell Lampert, Esq.

Robinson & Cole, LLP

1055 Washington Blvd.

Stamford, Ct. 06901

(203) 462-7559

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00810F106	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George P. Bauer Revocable Trust, dated 7/20/1990, a Connecticut trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER * 4,097,566 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER * 4,097,566 shares
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,097,566*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% **
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	The number of shares over which the Reporting Person has sole voting and dispositive power includes (i) 2,125,000 shares of Common Stock owned by the Reporting Person; and (ii) 1,972,566 shares of Common Stock that would be owned by the Reporting Person following the exercise of warrants at a price of $11.50 per share (the “Warrants”) owned by the Reporting Person.

**	Calculated based on 42,949,261 shares of the common stock, $.0001 par value, of AerSale Corporation (“AerSale”) (formerly “Monocle Acquisition Corporation”) outstanding as of August 2, 2021, as reported in AerSale’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2021.

CUSIP No. 00810F106	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George P. Bauer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER * 4,097,566 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER * 4,097,566 shares
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,097,566*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% **
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	The number of shares over which the Reporting Person has sole voting and dispositive power includes (i) 2,125,000 shares of Common Stock owned by the Reporting Person; and (ii) 1,972,566 shares of Common Stock that would be owned by the Reporting Person following the exercise of the Warrants at a price of $11.50 per share owned by the Reporting Person.

**	Calculated based on 42,949,261 shares of the common stock, $.0001 par value, of AerSale outstanding as of August 2, 2021, as reported in AerSale’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2021.

CUSIP No. 00810F106	13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

The securities to which this Amendment No. 2 to Schedule 13D relates are shares of common stock, $.0001 par value per share (“Common Stock”), of AerSale Corporation (formerly “Monocle Acquisition Corporation”), a Delaware corporation (the “Company”), and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2020, as amended by the Amendment No. 1 to Schedule 13D previously filed on September 29, 2021. The Company’s Common Stock is listed on The NASDAQ Stock Market under the symbol “ASLE” (formerly “MNCL”).

The address of the Company’s principal executive office is 121 Alhambra Plaza, Suite 1700, Coral Gables, Florida 33134 (formerly 750 Lexington Avenue, Suite 1501, New York, New York 10022).

Item 2. Identity and Background.

(a) This Schedule 13D is being filed each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

George P. Bauer Revocable Trust, dated 7/20/1990, a Connecticut trust (the “Trust”); and

George P. Bauer (“Mr. Bauer”). Mr. Bauer is the trustee and a beneficiary of the Trust.

(b)	The address of each Reporting Person is as follows:

For the Trust:	George P. Bauer Revocable Trust, dated 7/20/1990
c/o George P. Bauer, Trustee
499 Silvermine Road
New Canaan, CT 06840

For Mr. Bauer:	George P. Bauer
499 Silvermine Road
New Canaan, CT 06840

(c)	Present Principal Occupation or Employment:

For the Trust: Not applicable

For Mr. Bauer: Investor

(d) The Reporting Persons each have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

CUSIP No. 00810F106	13D	Page 5 of 6 Pages

(e)	The Reporting Persons each have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship/Place of Organization:

For the Trust: Connecticut

For Mr. Bauer: United States

Item 3. Source or Amount of Funds or Other Consideration.

All shares of the Company’s Common Stock and Warrants acquired by the Reporting Persons were acquired with personal funds.

Item 4. Purpose of Transaction.

The Reporting Persons acquired and currently hold the shares of the Company’s Common Stock and Warrants, as described herein, for investment purposes. The Reporting Persons believed that the shares of Common Stock and Warrants, when purchased, represented an attractive investment opportunity.

The Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Trust beneficially owns 4,097,566 shares of Common Stock of the Company, or approximately 9.1% of the total issued and outstanding shares of Common Stock of the Company. This total includes: (i) 2,125,000 shares of Common Stock owned by the Reporting Person; and (ii) 1,972,566 shares of Common Stock that would be owned by the Reporting Person following the exercise of the Warrants.

(b)	Mr. Bauer, as Trustee of the Trust, has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 4,097,566 shares of the Company’s Common Stock owned by the Trust.

(c)	On September 29, September 30, October 1, October 4, and October 6, 2021, the Trust sold 10,764 Warrants, 143,256 Warrants, 87,619 Warrants, 560,109 Warrants and 348,110 Warrants on the open market at an average price of $6.15, $6.20, $6.25, $6.30 and $6.45 per warrant, respectively. On September 27 and September 28, 2021, the Trust sold 420,000 Warrants and 257,576 Warrants on the open market at an average price of $6.10 and $6.18 per warrant, respectively. There have been no other transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, other than as disclosed in the Subscription Agreement.

CUSIP No. 00810F106	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2021

George P. Bauer Revocable Trust,

dated 7/20/1990, a Connecticut trust

By:	/s/ George P. Bauer
Name	George P. Bauer
Title:	Trustee

By:	/s/ George P. Bauer
George P. Bauer